August 13, 2010
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549
Re:	Cedar Shopping Centers, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 Definitive Proxy on Schedule 14A Filed April 26, 2010 File No. 001-31817
Dear Ms. VanDoorn:
Reference is made to your letter dated July 30, 2010 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response thereto:
Form 10-K
Item 1 and 2 — Business Properties
General, page 4
1. Your Comment and Requested Clarification: You indicate in the risk factors section that financing availability, construction delays and cost overruns may all potentially impact your development activities. To the extent there have been such material problems with respect to your four ground-up development properties, in future filings please discuss such problems.
     The Company’s Response: To date, the Company has not experienced any material issues relating to financing availability, construction delays and net cost overruns with respect to its four ground-up development properties. The Company has used its stabilized and development property credit facilities and its Upland Square property-specific construction facility as intended to fund the projects on a timely basis throughout their duration. Management considers the overruns (and, in some cases, expenditures below projections) and construction delays to be not significant and in due course in the development arena. The Company would discuss any such problems, where material, in future filings.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

Item 1B. Unresolved Staff Comments, page 21
2. Your Comment and Requested Clarification: It appears that both your annual report on Form 10-K for the fiscal year ended December 31, 2008 and periodic reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 remain subject to the staff’s review and comment. Please tell us what consideration you gave to including disclosure under this subheading regarding the substance of such unresolved comments.
     The Company’s Response: The Company carefully considered whether it had to disclose in its Form 10-K for the year ended December 31, 2009 the unresolved staff comments. At December 31, 2009, the only unresolved staff comment related to intangible lease liabilities and the treatment of renewal options. Item 1B — Unresolved Staff Comments under Form 10-K only requires disclosure of unresolved staff comments that “are not less than 180 days before the end of its fiscal year to which the annual report relates” and “that the registrant believes are material”. Without regard to the ultimate resolution with respect to the Staff’s comments and the Company’s responses to date concerning those matters, when in fact resolved, management does not believe that any such resolution would be material to the Company. The Company further believes that the Staff’s comment and the Company’s response will be adequately addressed on a going-forward basis. In fact, in the Company’s Form 10-Q for the quarter ended March 31, 2010, this issue has been specifically addressed and accounted for under the procedure that the Company believes to be correct, and which the Company believes will be acceptable to the Staff. Please also note that at December 31, 2009, the unresolved Staff comment was less than six months before the end of the Company’s fiscal year (the original staff comment letter was dated July 23, 2009). Thus, the Company believes that any unresolved staff comments are not yet necessary to be addressed in any public filing.
Item 5. Market for Registrant’s Common Equity, related Stockholder Matters and Issuer Purchases of Equity Securities, page 26
3. Your Comment and Requested Clarification: We note your disclosure in the risk factors section on page 17 that your financing arrangements may restrict your ability to make cash dividends. Please revise your narrative to describe the specific limitations in your existing financings which restrict your ability to pay dividends. Refer to Item 201(c)(1) of regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply. To the extent you believe the limitations are not material, please tell us.
     The Company’s Response: The payment of cash dividends could be restricted under the Company’s secured revolving credit facilities if it were to breach certain applicable covenants measuring either the maintenance of net worth (as defined) or the payment of certain permitted distributions (as defined). For the most recent quarterly measurements required under the applicable covenants, using the most restrictive set of

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

calculations, the Company’s net worth (as defined) aggregated approximately $683.6 million compared to a required level under the covenant of $571.7 million; permitted distributions (as defined) totaled 66.4% of adjusted FFO (as defined) compared to a limitation of 95% required under the covenant. In addition, it should be noted that both revolving credit facilities permit distributions in excess of the aforementioned limitations if required for the Company to maintain REIT status. Accordingly, the Company believes that no additional disclosure is required. If in the future, however, such calculations should prove to become material, appropriate disclosures would be provided by the Company.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Liquidity and Capital Resources, page 41
4. Your Comment and Requested Clarification: Please consider expanding your disclosure regarding the credit and liquidity risks you may face related to the collectability of your rent and other receivables that you identify at the top of page 15 in the risk factors section. Please provide us your analysis as to your considerations regarding the materiality of such additional disclosure.
     The Company’s Response: The Company regularly quantifies and discusses the effects of the risks associated with the collectibility of rents and other receivables in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” (see pages 39 and 41 under “Property operating expenses”). As the amounts of the variations from one year to the next were within acceptable parameters (a $1.6 million increase in expense from 2008 to 2009 and a $0.7 million increase from 2007 to 2008, or 3.2% and 1.1% of cash flows from operating activities, respectively), the Company determined that its disclosure was sufficient. Should such variations become more material to its overall operating cash flows and results of operations in the future, the Company would expand its disclosure accordingly.
5. Your Comment and Requested Clarification: Please revise your disclosure under this subheading to discuss the “certain conditions” that would permit you to expand your borrowings under your amended and restated credit facility as well as your revolving development property credit facility.
     The Company’s Response: The Company proposes to add the following additional disclosure language (bold) in future filings relating to the conditions under which the Company’s amended and restated secured revolving stabilized property credit facility might be extended (as such conditions are the same under the Company’s secured revolving development property credit facility, such additional disclosure language will be added there as well):

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

     “The facility, as amended, is expandable to $400 million, subject principally to acceptable collateral and the availability of additional lender commitments.”
Item 8. Financial Statements and Supplementary Data, page 49
Financial Statements and Footnotes
Consolidated Statements of Income, page 52
6. Your Comment and Requested Clarification: In future filings, dividends per share should not be shown on the face of the Statements of Income. Refer to FASB ASC 260-10-45-5.
     The Company’s Response: In future filings, dividends per share will not be shown on the face of the Statements of Income (Operations).
Note 1. Organization and Basis of Preparation, page 56
7. Your Comment and Requested Clarification: Refer to the first paragraph on page 58. We note that you have 76.3% interest in an unconsolidated joint venture which owns a single-tenant office property in Philadelphia, PA. Please tell us how you determined the consolidation of this joint venture was not required under GAAP.
     The Company’s Response: The conclusion that consolidation of this joint venture was not required under GAAP was based on the Company’s determination that the applicable joint venture entity was not a variable interest entity (“VIE”) pursuant to the requirements of FASB ASC 810 “Consolidation”. In connection with its review, the Company assessed its rights and controls under the partnership agreement. Please note that the Company acquired its interest in an existing joint venture in the form of a limited partner’s interest, and the Company does not have any substantial kick out rights with respect to the general partner or any substantial participating rights or controls in the joint venture. In addition, the Company provides no management or other services to the entity and is not involved in its day-to-day operations. The Company’s third-party general partner, which has been in the real estate business for over ten years and has extensive experience in running the operations of this property, is responsible for all of these functions.
     The Company proposes to add the following additional disclosure language (bold) in future filings, in a paragraph separate from the Cedar/Rio joint venture disclosure:

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

     “In addition, the Company has a 76.3% limited partner’s interest in a joint venture which owns a single-tenant office property in Philadelphia, Pennsylvania. The Company has determined that this joint venture is not a VIE. The Company has no control over the entity, does not provide any management or other services to the entity, and has no substantial participating or “kick out” rights. The Company accounts for its investment in this joint venture under the equity method.”
Note 2. Summary of Significant Accounting Policies, page 58
Real Estate Investments and Discontinued Operations, page 59
8. Your Comment and Requested Clarification: We note that you have recorded an impairment charge of $23 million related to the transfer or sale of seven properties to the RioCan joint venture. We also note that such charges were based on the indicated values and costs of the contract of sale. It is not clear to us how you met the disclosure requirements of FASB ASC 360-10-50-2. Specifically, clarify the facts and circumstances that lead to the conclusion that such properties were impaired and the method used and assumptions made in determining the fair value of the properties transferred.
     The Company’s Response: The Company recorded an impairment charge of $23 million on the sale and transfer of the seven real estate assets to the RioCan joint venture. The impairment charge was recognized as part of the Company’s reclassification of the seven properties to “held for sale”, and were presented on the balance sheet as “real estate to be transferred to a joint venture”. In connection with the transaction, the Company wrote down the carrying amounts of the seven properties to their fair values, less costs to sell. Such fair values were determined based on the arms-length negotiated transfer amounts set forth in the contract with RioCan. Prior to the reclassification of the properties to “held for sale”, the Company had performed undiscounted cash flow analyses for such assets to determine if such long-lived assets classified as “held and used” were impaired. The results of such analyses did not indicate that any of the assets were impaired. The Company respectfully notes for the Staff’s consideration that ASC 360-10-50-2 would appear to refer to the impairment of long-lived assets classified as “held and used”, as to which the properties in question were no longer classified.
     The Company proposes to add the following additional disclosure language (bold) in future filings where there is reference to the aforementioned impairment charge:
     “In connection with the formation of the joint venture, the Company recorded an impairment charge of $23.6 million relating to the seven properties transferred or to be transferred to the joint venture which were reclassified to “held for sale”. Such charge was based on a comparison of the arms-length negotiated transfer amounts set forth in the contract with the carrying values of the properties to be transferred.”

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

Item 15. Exhibits and Financial Statement Schedules
9. Your Comment and Requested Clarification: We note that exhibits 10.4.a, 10.5.a, 10.5.c, 10.6, 10.8 and 10.10.b only list and do not include the exhibits and schedules listed in the table of contents for such agreements. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreements in an amendment to your 10-K, in a Form 8-K, or as exhibits to your next periodic report.
     The Company’s Response: With respect to the exhibits specifically referenced in your letter, please note the following:
     (a) Exhibit 10.4.a. — a complete copy of this agreement, together with the exhibits and schedules, will be filed with the Company’s next Form 10-Q.
     (b) Exhibit 10.5.a — all schedules to this exhibit, except for schedules I, III and VI, have been included and there are no other exhibits to this exhibit. The schedules that have not been included are not material and, accordingly, as further discussed below, the Company believes such schedules need not be included.
     (c) Exhibit 10.5.(c) — the only missing exhibit is the legal description of the property subject to the mortgage. The Company believes that this information is not required for the reasons further discussed below.
     (d) Exhibit 10.6. — all exhibits, except for exhibits A-1 through A-9, G and H were filed as part of this exhibit. Exhibits A-1 through A-9 were property descriptions copied from title reports that are not material, would be cumbersome to convert to Edgar and, accordingly, would be a hardship. Exhibits G and H were immaterial closing documents. Further, the schedules were not included as they are not material.
     (e) Exhibit 10.8 — all exhibits and schedules were filed and attached thereto, except for exhibits K and CC. This complete exhibit, together with the two missing exhibits, will be filed as part of the Company’s next Form 10-Q.
     (f) Exhibit 10.10.b — only exhibit A and the schedules were not filed. All other exhibits were included as part of the original filing. Exhibit A consists of property descriptions copied from title reports and are not material, would be too cumbersome to convert to Edgar and, accordingly, would be a hardship. The schedules are voluminous, many of which would constitute a hardship to convert to Edgar, and are not material to the actual exhibit.

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

     You state that Item 601(b)(10) of Regulation S-K does not permit the omission of certain information from an exhibit; however, Item 601(b)(10) does not specify that immaterial exhibits or schedules to an exhibit must also be filed as part of the exhibit. The Company has consistently taken the position that if an exhibit to an exhibit that is filed with the SEC is material to the filed exhibit, then such exhibit would also be filed. In addition, Item 601(b)(2) of Regulation S-K specifically allows the exclusion of schedules. It has been the Company’s understanding that this exclusion is also applicable to Item 601(b)(10). None of the excluded exhibits or schedules was material. Mechanically inserting certain of the exhibits or schedules in any Edgar filing would also have been a hardship and would have required an inordinate amount of time and effort necessary to convert lengthy documents into Edgar. For example, some of the exhibits or schedules consist of lengthy property descriptions and drawings copied from real property title reports that were copied from old deeds and other recorded documents that are quite voluminous and are not material to the transaction or the document filed as an exhibit. These are not capable of being scanned and would require substantial time and expense to input them into Edgar. The foregoing notwithstanding, the Company will be prepared to file any exhibit or schedule capable of being filed without undue hardship with the Company’s next Form 10-Q, should you so require.
Definitive Proxy on Schedule 14A
Compensation Discussion and Analysis
Base Salary
10. Your Comment and Requested Clarification: We note that individual base salaries are intended to be appropriate in light of the executive’s respective responsibilities and performance. Please tell us the specific individual factors that the compensation committee considered in determining 2% annual salary increases for each executive. Please also explain to us more specifically why each named executive officer received the base salary that he or she did. Your discussions of base salary should also explain in detail how both the individual responsibilities and performance qualifications you identify were used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer’s ability to meet those factors. Refer to item 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K. Please provide similar disclosure in future filings and tell us in your response what such revised disclosure will look like.
     The Company’s Response: After due deliberation and meetings with the Compensation Committee and Mr. Ullman, the Company’s Chairman and CEO, the Compensation Committee determined a 2% increase to be appropriate. It is noted that Mr. Ullman had recommended a 4% increase which would have been in line with the 4% increase granted the prior year. The Compensation Committee did not evaluate each

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

officer individually for this increase but considered the increase to be appropriate for all the officers as the Compensation Committee believed each officer had performed extremely well, especially during the difficult economic climate.
     Each of the named executive officers is employed under an employment agreement, with four of such employment agreements having been entered into in 2003; the chief financial officer’s employment agreement was entered into in 2007 when he joined the Company. In each of these employment agreements, the salary was fixed at the time the agreement was signed and the Board of Directors is required to review base salary annually and may increase, but not decrease, such salary. Thus, the base salaries of four of the named executive officers were established prior to any requirement to explain this compensation in detail, and were based on circumstances that existed more than seven years ago. The role of the Compensation Committee is not to assess the base salary, but only to determine whether an increase in such salary is justified. Mr. Kreider’s compensation was fixed in 2007 when he joined the Company. At that time, the Company had conducted a search for a new chief financial officer and believed the compensation to be appropriate in light of Mr. Kreider’s experience and his responsibilities. The Company would propose to include the above discussion in future filings.
Annual Bonus
11. Your Comment and Requested Clarification: We note that target bonuses were established according to each executive’s level of responsibility; however, it is unclear how each such executive’s role resulted in the target bonuses (as a percentage of base salary) that you have identified for each executive. Please revise to include a discussion of how the compensation committee determined the targeted amounts identified for each executive. Refer to Item 402(b)(2)(vii) of regulation S-K.
     The Company’s Response: With respect to establishing target bonuses for each named executive officer, the Compensation Committee received from Mr. Ullman his recommended dollar amounts of the annual bonuses. These dollar amounts were then converted by the Compensation Committee into the percentages set forth in the proxy statement. The Compensation Committee reviewed in detail each officer’s responsibility and made its own assessment as to target bonuses for each officer, but relied extensively upon the recommendation of Mr. Ullman who was the ultimate supervisor for all the officers. The Compensation Committee also reviewed compensation levels for executives at similar positions in a specified group of companies selected by the Compensation Committee’s compensation consultant, with the intent to establish compensation at or near the median for the peer group. The Compensation Committee also noted that Mr. Ullman had overall responsibility for all the operations of the Company, was invaluable to the Company. Mr. Richey was responsible for development activities of the Company that were significant for the future growth of the Company and played the major role in

Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Securities and Exchange Commission, Division of Corporation Finance
August 13, 2010

this area. His position was re-structured as President of the Company’s Development Division. Mr. Kreider, the CFO, had overall responsibility for the Company’s financial activity role. He had significant help at lower levels and had not been with Cedar for a long period of time. Ms. Walker at that time was involved in many phases of the Company’s operations and was elevated to the position of Chief Operating Officer. Ms. Mozzachio was in charge of leasing, an extremely important aspect for the Company, with strong increases in renewals and new leases during the year despite the difficult economic environment. Based on the above, the Compensation Committee set the annual target bonuses.
In connection with the above, the Company hereby acknowledges that:
1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Our responses will be appropriately contained in future filings. If, after review hereof, you should have any additional questions or should require any additional information, please contact the undersigned at (direct) 516-944-4525.

Very truly yours,
/s/ LEO S. ULLMAN
Leo S. Ullman
Chairman, Chief Executive Officer and President